

December 19, 2014

<u>Via E-mail</u>
Rory J. Cutaia
Chairman and Chief Executive Officer
bBooth, Inc.
1157 North Highland Avenue, Suite C
Hollywood, California 90038

> **Re:** **bBooth, Inc.**
> **Current Report on Form 8-K**
> **Filed October 22, 2014**
> **File No. 333-187782**

Dear Mr. Cutaia:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Virgil Hlus, Esq.
        Clark Wilson, LLP